UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Oromin Explorations Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

 687082
(CUSIP Number of Class of Securities)

Richard Young
Teranga Gold Corporation
121 King Street
Suite 2600
Toronto, Ontario, M5H 3T9
Canada
Fax:  (416) 594-0088

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

December 3, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.  687082
(1)	Name of Reporting Person Teranga Gold Corporation S.S. or I.R.S. Identification No. of Above Person Not applicable
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 18,699,500
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 18,699,500
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,699,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.85%
(14)	Type of Reporting Person CO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common shares (the “Common Shares”) of Oromin Explorations Ltd. (the “Issuer”), a corporation incorporated under the laws of the Province of British Columbia, Canada.

The Issuer’s principal executive offices are located at Suite 2000, Guinness Tower 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, Canada.

Item 2.	Identity and Background

(a)           This Statement is being filed pursuant to Rule 13d-(1)(k) by Teranga Gold Corporation, a corporation incorporated under the laws of Canada (the “Reporting Person”). Any disclosures made herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)           The business address of the Reporting Person is 121 King Street, Suite 2600, Toronto, Ontario, M5H 3T9, Canada.

(c)           The Reporting Person’s principal business activities include the operation and development of a gold mine in Senegal.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Information with respect to the Reporting Person’s directors and executive officers is set forth in Annex A to this Statement and is incorporated herein by reference.  Each of the respective directors and executive officers of the Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The 18,699,500 Common Shares reported in this Statement, over which the Reporting Person has sole voting and dispositive power, were acquired by the Reporting Person for consideration of the issuance by the Reporting Person of 7,168,142 common shares of the Reporting Person at an indicative price of CDN$3.00 per common share.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Common Shares and gold assets from Mineral Deposits Limited, pursuant to the Restructure and Demerger Deed, dated November 11, 2010 (the “Demerger Deed”) among the Reporting Person, Mineral Deposits Limited and MDL Gold Limited. The in-specie distribution of common shares of the Reporting Person and the demerger transaction contemplated in the Demerger Deed were completed on December 3, 2010, resulting in the Reporting Person ceasing to be a wholly-owned subsidiary of Mineral Deposits Limited.  The Reporting Person holds the Common Shares of the Issuer for investment purposes. It is the intention of the Reporting Person to evaluate its investment in the Issuer on a continuing basis and may, from time to time, increase or decrease its holding of the Issuer’s securities, depending on market conditions and other relevant factors.  The Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer

(a)   The Reporting Person has entered into the Demerger Deed pursuant to which, among other things, the Reporting Person acquired ownership of an aggregate of 18,699,500 Common Shares, representing approximately 13.85% of the outstanding Common Shares. This percentage was calculated on the basis of 134,986,385 Common Shares outstanding, as of December 2, 2010.

To the Reporting Person’s knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Common Shares.

(b) The Reporting Person has the sole power to direct the voting and disposition of 18,699,500 Common Shares.

(c)  Not applicable.

(d)  Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Demerger Deed and as described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 7, 2010

TERANGA GOLD CORPORATION Name: /s/ Richard Young Title: Chief Financial Officer

ANNEX A

Unless otherwise indicated, the business address of the respective directors and executive officers of the Reporting Person is 121 King Street, Suite 2600, Toronto, Ontario, M5H 3T9, Canada.

To the knowledge of the Reporting Person, none of its directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement.  Each of the respective directors and executive officers of the Reporting Person is a citizen of Canada.

Directors and Executive Officers of the Reporting Person

Name	Office Held at Teranga Gold Corporation	Common Shares Beneficially Owned

Alan Hill	Director, Chairman of the Board Chief Executive Officer	Nil

Richard Young	Director Chief Financial Officer	Nil

Christopher Lattanzi	Director	Nil

Oliver Lennox-King	Director	Nil

Alan Thomas	Director	Nil

Frank Wheatley	Director	Nil

Kathy Sipos	Vice President, Investor Relations	Nil